Exhibit 99.8

TOTAL’S SALES FOR FIRST NINE MONTHS 2004

1.	CONSOLIDATED SALES

	2004	2003
	TOTAL	TOTAL
	(million euros)	(million euros)
UPSTREAM
First quarter	8,992	8,186
Second quarter	8,088	6,894
Third quarter	8,883	7,123

	25,963	22,203

DOWNSTREAM
First quarter	17,824	19,418
Second quarter	19,894	16,336
Third quarter	21,817	16,575

	59,535	52,329

CHEMICALS
First quarter	4,815	4,704
Second quarter	5,045	4,288
Third quarter	5,448	4,347

	15,308	13,339

HOLDING
First quarter	53	39
Second quarter	18	33
Third quarter	80	33

	151	105

Consolidation eliminations of internal sales
First quarter	–3,824	–4,044
Second quarter	–4,148	–3,204
Third quarter	–5,117	–3,609

	–13,089	–10,857

CONSOLIDATED SALES
First quarter	27,860	28,303
Second quarter	28,897	24,347
Third quarter	31,111	24,469

	87,868	77,119

2.	PARENT COMPANY’S SALES

	2004	2003
	(million euros)	(million euros)
OIL & GAS SALES
First quarter	909	1,230
Second quarter	1,125	989
Third quarter	1,448	1,022

	3,482	3,241

SERVICES PERFORMED
First quarter	293	294
Second quarter	327	289
Third quarter	330	309

	950	892

GLOBAL AMOUNT
First quarter	1,202	1,524
Second quarter	1,452	1,278
Third quarter	1,778	1,331

	4,432	4,133